Exhibit 21.1

List of Subsidiaries of Silver Bow Mining Corp.

Name of Subsidiary	Jurisdiction of Incorporation
SBM Montana LLC	Delaware
SBM Properties LLC	Montana
Ferry Lane Limited	British Virgin Islands
Ferry Lane Management LLC	Wyoming